U.S. S MISSION

15027711

SEC Processing Section SEP 21 2015 Washington DC 404

10/15/2015

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. **8-12987**

REPORT FOR THE PERIOD BEGINNING 07/01/14 **AND ENDING** 06/30/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wedbush Securities Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1000 Wilshire Boulevard

(No. and Street)

RECEIVED 2015 SEP 21 PM 2: SEC / ...

Los Angeles	California	90017
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn T. Keagy (213) 688-8000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

McGladrey LLP

515 South Flower Street, 41st Floor	Los Angeles	California	90071
(ADDRESS) Number and Street	**City**	**State**	**Zip Code**

CHECK ONE:

- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

10/15

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We, Edward W. Wedbush and Shawn T. Keagy, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wedbush Securities Inc. as of June 30, 2015, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except for receivables from and payables to officers and directors in the amounts of $9,436,000 and $10,998,000 respectively. We further affirm that the accompanying financial statements and supporting schedules have been or will be made available to all members or allied members of the organization.

MAGALY IGLESIAS
Commission # 1997678
Notary Public - California
Los Angeles County
My Comm. Expires Nov 10, 2016

Name Edward W. Wedbush
Title President

Name Shawn T. Keagy
Title Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
x	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Wedbush Securities Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of Wedbush Securities Inc. (the Company) as of June 30, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wedbush Securities Inc. as of June 30, 2015, in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules 1, 2, 2a, 3, 4, and 4a (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplementary information contained in Schedules 1, 2, 2a, 3, 4, and 4a is fairly stated, in all material respects, in relation to the financial statement as a whole.

McGladrey LLP

Chicago, Illinois
September 17, 2015

Wedbush Securities Inc.

Statement of Financial Condition

As of June 30, 2015

Assets		
Cash and cash equivalents	$	18,994,000
Cash and securities segregated for the benefit of clients		2,131,893,000
Receivables		
Brokers, dealers, and clearing organizations		460,936,000
Clients, less reserves of $4,314,000		519,801,000
Securities borrowed		795,595,000
Income taxes		8,408,000
Other		26,501,000
Securities purchased under agreements to resell		60,569,000
Securities owned, at fair value		318,479,000
Deferred tax assets		11,968,000
Exchange memberships and other assets		6,945,000
Total assets	$	4,360,089,000
Liabilities and shareholder's equity		
Short-term financing	$	72,800,000
Payables		
Brokers, dealers, and clearing organizations		60,905,000
Clients		3,230,993,000
Securities loaned		573,766,000
Securities sold under repurchase agreements		63,685,000
Securities sold, not yet purchased, at fair value		38,396,000
Accounts payable and accrued liabilities		66,499,000
Total liabilities	$	4,107,044,000
Shareholder's equity		
Common shares, $0.10 stated value. Authorized 20,000,000 shares; 7,000,000 shares issued and outstanding	$	700,000
Additional paid-in capital		11,555,000
Retained earnings		242,675,000
Parent treasury shares, 109,651 shares		(1,885,000)
Total shareholder's equity		253,045,000
Total liabilities and shareholder's equity	$	4,360,089,000

See accompanying notes to financial condition

Wedbush Securities Inc.
Notes to Statement of Financial Condition
June 30, 2015

(1) Summary of Significant Accounting Policies

Wedbush Securities Inc. (the Company) is dually registered as a securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and a futures commission merchant with the Commodity Futures Trading Commission (CFTC). The Company is a clearing member of the New York Stock Exchange (NYSE) and Chicago Mercantile Exchange (CME), as well as other stock and commodity exchanges. The Company is a registered investment advisor with the SEC and a forein exchange broker with the CFTC. The Company is wholly owned by WEDBUSH, Inc.

A summary of significant accounting policies is either discussed below or included in the following footnotes.

(a) Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of earnings and cash flows.

(b) Use of Estimates

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, revenues, and expenses during the reported period. The most important of these estimates and assumptions relate to fair value measurements. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(c) Fair Value

Assets and liabilities are stated at fair value. Certain assets and liabilities, including cash and cash equivalents, cash and securities segregated for the benefit of clients, client receivables and payables, securities borrowed and loaned, securities purchased under agreements to resell, securities sold under repurchase agreements, accounts payable, and receivables from and payables to other brokers, dealers, and clearing organizations, have a carrying value that approximates fair value as of June 30, 2015.

(d) Securities transactions

The Company records its securities transactions on a trade date basis.

(e) Cash and Cash Equivalents

The Company maintains cash in accounts held by major banks and financial institutions, which at times, exceed the amounts insured by the U.S. government. The Company has not experienced any losses related to these balances.

(f) Resell and repurchase agreements

Resell and repurchase agreements are collateralized financing transactions and are recorded at their contracted amounts, with accrued interest. It is the policy of the Company to obtain collateral with a fair value equal to, or in excess of, the principal amount loaned under repurchase transactions.

The following table summarizes the contract value and fair value of the securities obtained from or given to counterparties as collateral on the resell and repurchase transactions:

	Contract Value	Fair Value
Resell Agreements		
Securities purchased under agreements to resell	$ 60,569,000	$ 60,714,000
Repurchase Agreements		
Securities sold under repurchase agreements	$ 63,685,000	$ 86,222,000

(g) Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange membership impairments at June 30, 2015. At June 30, 2015, the fair value of exchange memberships was $2,907,000 and is included in exchange memberships and other assets in the statements of financial condition.

(h) Accounting Developments

The following Accounting Standards Updates (ASU) are not expected to have any material impact on the Company's financial statements.

In June 2014, The Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-11, *Transfers and Servicing – Repurchase-to-Maturity Transactions, Repurchase Financing, and Disclosures* (ASU 2014-11), to eliminate diversity in practice. The amendments in this update require two accounting changes. First, the amendments in this update change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments in this update require disclosures for certain transactions comprising a transfer of a financial asset accounted for as a sale and an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted. The Company does not expect that the adoption of this ASU will have a material effect on the Company's financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09), to clarify the principles for recognizing revenue. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is evaluating the impact this ASU will have on future financial statements.

(2) Cash and Securities Segregated for the Benefit of Clients

The Company segregates cash, certificates of deposit, short-term investments purchased under an agreement to resell, and securities owned according to the regulatory standards of 15c3-3 of the Securities and Exchange Act of 1934. These assets are held in segregated accounts exclusively for the benefit of clients. Cash is held in money market deposit accounts at banks. Short-term investments are purchased under agreements to resell and are carried at the amounts at which the securities will subsequently be resold, as specified in the related agreements and consist of U.S. treasuries and securities guaranteed by the U.S. government. Securities segregated consist of securities guaranteed by the U.S. government.

Cash	$	360,247,000
Certificates of deposit		165,000,000
U.S. government securities		157,189,000
Short-term investments purchased under agreements to resell		1,449,457,000
Total cash and securities segregated for the benefit of clients	**$**	**2,131,893,000**

Clients' funds, regulated under the Commodity Exchange Act, as amended (the CEAct), are required to be segregated from the funds of the Company and its employees. Customers' segregated funds and equities in customers' regulated trading accounts, as shown in the statement of financial condition, do not reflect the market value of options positions owned by customers and securities owned by customers and held by the Company as collateral or as margin.

At June 30, 2015, assets segregated or held in separate accounts under Commodity Exchange Act regulations included in total cash and securities segregated for the benefit of clients are as follows:

Segregated for clients trading on U.S. futures exchanges		
Cash	$	245,700,000
Deposits with clearing organizations		361,556,000
Receivable from clearing organizations		3,744,000
Total cash and securities segregated for the benefit of clients	**$**	**611,000,000**

Held in separate accounts for foreign futures and options clients		
Cash	$	7,452,000
Receivable from clearing brokers		7,735,000
Deposits with clearing organizations		14,199,000
Total held in separate accounts for foreign futures and options clients	**$**	**29,386,000**

Balances in the table above, with the exception of cash, are included in receivables-brokers, dealers, and clearing organizations in the statement of financial condition, whereas cash is included in cash and securities segregated for the benefit of clients in the statement of financial condition.

(3) Clients Receivable and Clients Payable

Amounts receivable from and payable to clients include amounts due or held in cash and on margin transactions. Receivables from clients are generally fully secured by securities held in the clients' accounts. The value of securities, cash commodities, and options on futures contracts owned by clients and held as collateral or as margin is not reflected in the statement of financial condition.

A reserve is established for amounts due from clients and others to the degree to which the receivable is unsecured. The Company also establishes a general reserve against accounts receivable for amounts that it determines in its best estimate may become uncollectible. Factors considered by management in determining the amount of the allowance include past experience, degree of concentration, and quality of collateral. Receivables are presented net of uncollectible reserves. The reserve as of June 30, 2015 was $4,314,000.

(4) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations result from the Company's normal trading activities and consist of the following:

Securities failed to deliver	$	17,421,000
Amounts due from brokers and dealers through clearing organizations		402,615,000
Deposits with clearing organizations		40,900,000
Total receivables from brokers, dealers, and clearing organizations	**$**	**460,936,000**

Securities failed to receive	$	6,580,000
Amount due to brokers and dealers through clearing organizations		54,325,000
Total payables to brokers, dealers, and clearing organizations	**$**	**60,905,000**

Fails to deliver and fails to receive represent the contractual value of securities that have not been delivered or received on or before the settlement date.

Net payables related to unsettled trades are included in payables to brokers, dealers, and clearing organizations in the statement of financial condition.

(5) Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Collateral in the form of cash or securities is exchanged for securities borrowed and is received for securities loaned based on the approximate fair value of the related securities. The collateral is adjusted daily to reflect changes in the current market value of the underlying securities. Contract values approximate fair value.

(6) Financial Instruments

The Company's financial instruments that are carried at fair value include securities owned, securities segregated, and securities sold, not yet purchased.

(a) Fair Value of Financial Instruments

Fair value is defined under Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* as the price which would be received to sell an asset or would be paid to settle a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the use of observable inputs and lowest priority to the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing the asset or liability. The three levels of the fair value hierarchy based on observability of inputs are as follows:

Level 1 – Valuations based on quoted prices available in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices in markets that are not active, or for which all significant inputs are considered observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and have little to no market activity. Significant judgment by management is required for valuation of these financials instruments.

(b) Valuation Technique

Securities owned and securities sold, not yet purchased that are reported as Level 1 are based on quotes for closing prices from national securities exchanges as well as reported bid and offer quotes from parties trading the security. If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques, and are reported as Level 2. Valuations of Level 3 mortgage-backed securities are calculated using a discounted cash flow model. The discounted cash flow model is based on a number of factors, including but not limited to voluntary

prepayment rate, constant default rate, severity, modification, delinquency, and recoveries. Factors including recent trading price and activity of comparable bonds are also considered.

During the year ended June 30, 2015, there were no changes to the valuation techniques employed by the Company in determining fair value.

(c) Detail of Financial Instruments

The following table presents financial instruments at fair value on a recurring basis as of June 30, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Securities owned				
U.S. government securities	$ 164,905,000	$ -	$ -	$ 164,905,000
U.S. agency and municipal securities	-	86,836,000	-	86,836,000
Corporate debt securities	-	726,000	-	726,000
Mortgage-backed securities	-	-	389,000	389,000
Corporate equities				
Business services	552,000	-	-	552,000
Consumer products	9,530,000	-	-	9,530,000
Financials	29,882,000	-	-	29,882,000
Industrials	3,117,000	-	-	3,117,000
Life sciences	2,738,000	-	-	2,738,000
Technology	634,000	-	-	634,000
Other industries	12,274,000	-	-	12,274,000
Listed options	6,896,000	-	-	6,896,000
Total securities owned	**230,528,000**	**87,562,000**	**389,000**	**318,479,000**
Securities segregated for the benefit of clients				
U.S. agency securities	-	157,189,000	-	157,189,000
Total securities segregated for the benefit of clients	**-**	**157,189,000**	**-**	**157,189,000**
Liabilities				
Securities sold, not yet purchased				
U.S. government securities	10,842,000	-	-	10,842,000
U.S. agency and municipal securities	-	20,583,000	-	20,583,000
Corporate debt securities	-	3,000	-	3,000
Corporate equities				
Business services	36,000	-	-	36,000
Consumer products	268,000	-	-	268,000
Financials	3,177,000	-	-	3,177,000
Industrials	517,000	-	-	517,000
Life sciences	250,000	-	-	250,000
Technology	191,000	-	-	191,000
Other industries	799,000	-	-	799,000
Listed options	1,730,000	-	-	1,730,000
Total securities sold, not yet purchased	**$ 17,810,000**	**$ 20,586,000**	**$ -**	**$ 38,396,000**

Transfers between fair value classifications occur when there are changes in pricing observability levels. There were no transfers during the year ended June 30, 2015.

Included in the $318,479,000 of securities owned are $104,858,000 of securities pledged as collateral to various counterparties.

The following is a summary of changes in fair value of financial assets that have been classified as Level 3 for the year ended June 30, 2015:

	Balance June 30, 2014	Total Gains/(Losses)	Purchases, Sales, Settlements, and Issuances	Transfers Into (Out of) Level 3	Balance June 30, 2015
Assets					
Securities owned					
Mortgage-backed securities	$ 1,469,000	$ 308,000	$ (1,388,000)	$ -	$ 389,000
Total securities owned	**$ 1,469,000**	**$ 308,000**	**$ (1,388,000)**	**$ -**	**$ 389,000**

(d) Risks Related to Financial Instruments

In the normal course of business, the Company is involved in the execution, settlement, and financing of various client and principal securities transactions. Client activities are transacted on a cash, margin, or delivery versus payment basis. Securities transactions are subject to the risk of counterparty or client non-performance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date, or to the extent of margin balances.

The Company also executes customer transactions in the purchase and sale of commodity futures contracts (including options on futures contracts), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell futures contracts at prevailing market prices in order to fulfill the customer's obligations. The Company controls this risk by monitoring margin collateral levels on a daily basis for compliance with regulatory and internal guidelines and requires additional collateral when necessary. The Company requires a customer to deposit additional margin collateral, or reduce positions, if it is determined that the customer's activities may be subject to above normal market risks.

(7) Offsetting of Financial Assets and Liabilities

The Company has securities borrowed and securities loaned that are subject to master netting arrangements. Under GAAP, in certain circumstances the Company may elect to present certain financial assets, liabilities, and related collateral subject to master netting arrangements in a net position on the statement of financial condition. However, the Company does not report any of these financial assets or liabilities on a net basis, and instead presents them on a gross basis on the statement of financial condition. Additionally, the Company does not report derivative positions on a net basis.

The following table presents the gross asset and gross liability amount for securities purchased under repurchase agreements, securities sold under repurchase agreements, securities borrowed, and securities loaned together corresponding collateral received or pledged at June 30, 2015.

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amount	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received or Pledged	Net Amount
Asset						
Securities borrowed	$ 795,595,000	$ -	$ 795,595,000	$ 795,595,000	$ -	$ -
Securities purchased under agreements to resell	$ 60,569,000	$ -	$ 60,569,000	$ 60,569,000	$ -	$ -
Liability						
Securities loaned	$ 573,766,000	$ -	$ 573,766,000	$ 573,766,000	$ -	$ -
Securities sold under repurchase agreements	$ 63,685,000	$ -	$ 63,685,000	$ 63,685,000	$ -	$ -

(8) Credit Risk

The Company is engaged in securities and commodity clearing activities in which counterparties primarily include clearing organizations, broker-dealers, other futures commission merchants and other brokers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(9) Derivatives

Accounting Standards Codification Topic (ASC) 815, *Derivatives and Hedging*, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges", and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of earnings, and as such do not qualify for ASC 815 hedge accounting treatment.

The Company trades listed and over-the-counter options as derivatives for speculative purposes. Options are contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell financial instruments to the option writer within a defined time period for a specified price.

The Company enters into futures contracts and equity options to hedge a portion of its trading inventory, or for its own account. The majority of these derivative positions are executed in the over-the-counter market with financial institutions. The futures contracts and equity options had a loss of $13,554,000 and $5,000, respectively.

The below table details the notional and fair value of the Company's derivative positions as of June 30, 2015.

Asset Derivatives	Notional Value	Fair Value
Futures	$ 37,590,000	$ 5,107,000
Equity options	$ 593,605,000	$ 5,627,000

Liability Derivatives	Notional Value	Fair Value
Futures	$ 31,044,000	$ 40,000
Equity options	$ 118,275,000	$ 1,730,000

(10) Intangible Assets

Intangible assets are included as components of exchange memberships and other assets on the statement of financial condition. The intangible assets are subject to evaluations for impairment on an annual basis unless circumstances warrant a more frequent assessment. There were no impairments recorded during the fiscal year ended June 30, 2015.

In July of 2014, the Company acquired select assets of Crossland LLC, including its futures execution and clearing operations, in addition to $1,544,000 of non-compete agreements. The transaction will provide a more expansive range of centralized services across the equities, fixed income, options, and futures markets for the Company's combined client base. The intangible assets are being amortized over a period of two to five years.

In December of 2014, the Company acquired select assets of KCG Americas LLC related to its agency futures operations, previously doing business as KCG Futures, including $298,000 of non-compete agreements. In addition to the initial consideration, the acquisition agreement also provides for additional consideration to be paid in amounts ranging from $500,000 to $1,500,000 over the next four years if certain performance conditions are met. The transaction continues to build the Company's offerings and enhances the Company's service by expanding its futures, foreign exchange and cross asset class margin clearing, execution and custody capabilities. The intangible assets are being amortized over a period of four years.

The results of Crossland's and KCG's operations are included in the statements of earnings from the date of acquisition. In connection with the acquisition, the assets acquired and the liabilities assumed were as follows:

	Crossland	KCG
Assets acquired		
Cash	$ 193,000	$ 20,311,000
Cash and securities segregated for the benefit of clients	62,825,000	244,718,000
Receivables from brokers, dealers, and clearing organizations	25,734,000	316,939,000
Receivables from clients	1,736,000	491,000
Other receivables	275,000	26,720,000
Fixed assets	248,000	1,324,000
Exchange memberships	2,443,000	378,000
Total assets acquired	**$ 93,454,000**	**$ 610,881,000**
Liabilities assumed		
Accounts payable	$ 3,348,000	$ 7,160,000
Payables to clients	90,346,000	602,019,000
Total liabilities assumed	**$ 93,694,000**	**$ 609,179,000**

Non-compete agreements are amortized on a straight-line basis over a period of two to five years. Amortization on the intangibles is to be recorded in subsequent periods as follows:

	June 30, 2015
Non-compete agreements	$ 1,477,000
Less accumulated amortization	(303,000)
Net intangibles	**$ 1,174,000**

(11) Share-Based Compensation – Options and Awards

The parent company, WEDBUSH, Inc., established a stock options and awards plan in 2014 that replaced the expired 2003 plan. The 2014 plan is authorized to issue up to 950,000 shares and options to acquire common shares of the parent company. This is in addition to the 1,040,000 shares authorized under the original plan.

Both plans' terms and conditions, including vesting, are determined by the parent's board of directors, and restrictions may be applied to awards under the plan. Options are issued at the fair value of the underlying parent shares on the grant date and generally become exercisable ratably over four years and expire five years after the option becomes exercisable. Restricted awards in parent common shares are also granted and may vest over periods ranging up to four years. The parent company issues new shares upon the vesting of share-based awards and upon the exercise of options.

Under the preexisting plan, there were 108,791 options and 2,663 restricted awards outstanding related to parent company shares as of June 30, 2015. The weighted average remaining life of the options until expiration was 2.6 years. There were no restricted and non-restricted share awards for parent company securities issued during the year ended June 30, 2015. As of June 30, 2015, there was $70,000 in share

based-compensation related to non-vested options and share awards which will be recognized over a weighted average period of 1.2 years.

As of June 30, 2015, there were 12,500 options and 12,256 restricted awards outstanding related to parent company shares granted under the 2014 plan. The weighted average remaining life of the options until expiration was 4.6 years.

(12) Income Taxes

The Company is included in the filing of a consolidated tax return for federal tax purposes and in combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its parent, whereby the Company calculates its corresponding tax amounts on a separate return basis utilizing current enacted tax laws and rates while also considering those tax attributes that are realized or realizable by the parent and corresponding consolidated group.

The Company assesses its tax positions for all open tax years and determines whether there are any material unrecognized liabilities in accordance with applicable accounting guidelines on accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred. In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes and measures the financial statement benefit of a tax position after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the financial statements.

(a) Federal and State Income Taxes

The Company reports interest on income taxes, if any, in interest expense and penalties on income taxes in other income (expense) on the accompanying statement of earnings.

For federal and most state jurisdictions, the earliest tax period that remains subject to examination is the year ended June 30, 2010.

Included in receivables on the statement of financial condition are net income taxes receivable from the parent company of $8,408,000 at June 30, 2015.

(b) Deferred Tax Assets and Liabilities

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Temporary differences and carry forwards, which give rise to deferred tax assets and liabilities, consist of the following:

Deferred tax assets		
Allowance for doubtful receivables	$	3,795,000
Legal reserves		968,000
Accrued expenses not yet deductible		15,000
Amortization of book-tax difference		1,417,000
Other		
Accrued reserve		4,782,000
Allowance for expenses not yet incurred		1,676,000
Deferred rent credit		1,393,000
Total deferred tax assets		14,046,000
Deferred tax liabilities		
Unrealized gains not taxable		(2,078,000)
Total deferred tax liabilities		(2,078,000)
Net deferred tax assets	**$**	**11,968,000**

The Company has reviewed all of its deferred tax assets to assess whether a valuation allowance should be established for those tax assets. The Company recognizes tax positions in the financial statement only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes it is more likely than not the deferred tax assets will be realized. Utilization of the deferred tax asset is dependent on generating sufficient taxable income at WEDBUSH Inc.

(13) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain "adjusted net capital", equivalent to the greater of $20,000,000 or 8% of customer and noncustomer risk maintenance margin requirements on all positions, as these terms are defined.

The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items, and also prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items and also subjects the Company to certain notification provisions. At June 30, 2015, the Company had net capital of $129,361,000 that was 15% of aggregate debit items and $103,034,000 in excess of the $26,327,000 required minimum net capital at that date. The Company's net capital ratio at June 30, 2015 was 15.35%.

(14) Short-Term Financing

The Company has the ability, through arrangements with multiple banks, to obtain secured and unsecured short-term borrowings primarily through the issuance of promissory notes. Under these agreements, the

Company can borrow on demand up to a maximum of $365,000,000 secured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2015, there was $62,800,000 of short-term borrowings outstanding under these secured credit lines. In addition, the Company can borrow on demand up to a maximum of $45,000,000 unsecured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2015, there was $10,000,000 of short-term borrowings outstanding under these unsecured credit lines. All short-term financing arrangements have a de minimis committed revolver fee.

(15) Profit-Sharing Retirement Plans

At June 30, 2015, the Company had two trustee-directed defined contribution retirement plans that are qualified under Section 401(k) of the Internal Revenue Code. The Commissioned Employees' PS Retirement Plan covers eligible colleagues compensated on a transaction fees and/or incentive basis. The Company's annual contributions are a specified percentage of the voluntary colleague contributions and are not required if earnings do not exceed defined levels.

The Employees' PS Retirement Plan covers substantially all salaried colleagues. The Company's annual contributions under the plan are determined by the board of directors and are based on a percentage of colleague compensation.

(16) Commitments and Contingent Liabilities

(a) Legal and Regulatory Matters

The Company is subject to various proceedings and claims arising primarily from securities business activities, including lawsuits, arbitration claims, and regulatory matters. The Company is also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding the business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. Matters in which the Company is currently involved include cases related to financial advisor activities and market access regulations. The Company is contesting the allegations in these claims, and believes there are meritorious defenses in each of these arbitrations, lawsuits, and regulatory investigations. Management accrues for a settlement when a liability is deemed probable and estimable. Costs incurred in responding to potential litigation and regulatory actions are expensed when incurred. In the opinion of management, the resolution of these legal and regulatory matters will not have a material impact beyond accrued settlements on the Company's statement of financial condition.

(b) Lease Commitments

The Company has contractual obligations under long-term, non-cancelable lease agreements, principally for office space, requiring minimum annual payments as follows:

Fiscal year ending		
2016	$	7,423,000
2017		7,111,000
2018		7,007,000
2019		6,649,000
2020		4,804,000
Thereafter		13,453,000
Total	**$**	**46,447,000**

Certain leases have escalation clauses and renewal options.

(17) Related-Party Transactions

In the normal course of business, colleagues, officers, directors, and affiliates may buy and sell securities through the Company. At June 30, 2015, included in receivables from clients and payables to clients on the statement of financial condition were receivables of $9,436,000 from officers and directors and $0 from affiliates, and $10,998,000 in payables to officers and directors and $58,941,000 to affiliates on client transactions. Management believes receivables from officers, directors, and affiliates to be at market terms and rates of interest, and they are collateralized by securities. Company shares of $6,588,000 were used as collateral on receivables from officers and directors for the year ended June 30, 2015.

Notes receivable from colleagues are generally from recruiting activities, non-interest bearing. They are typically forgiven over a period of three to eight years, with a weighted average of 5.2 years. Notes receivable from colleagues totaled $6,966,000 as of June 30, 2015.

Receivables from affiliates related to intercompany transactions totaled $2,719,000 at June 30, 2015. Both notes receivable from colleagues and receivables from affiliates are included in other receivables on the statement of financial condition.

Lime Brokerage, a broker-dealer affiliated through common ownership, had a clearing deposit of $250,000 a commission receivable balance of $212,000, and a clearing account balance of $3,066,000 with the Company at June 30, 2015.

The parent company engages in repurchase agreement transactions with the Company in order to finance its fixed income securities portfolio. In such transactions, the parent company sells the fixed income securities to the Company, under an agreement to repurchase them at a later date, in exchange for cash in an amount equal to the market value of the securities, with the securities serving as collateral on the loan. The interest rate on the loan is set at the prevailing repurchase agreement market rates for the type of securities involved in the transaction. On the repurchase date, the parent company returns the borrowed cash plus interest to the Company in exchange for the fixed income securities. At June 30, 2015, the parent company had a repurchase agreement with the Company in an amount of $4,303,000, with a fair value of $6,639,000, including accrued interest.

(18) Guarantees and Indemnifications

Accounting Standards Codification Topic (ASC) 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as as interest rate or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company is a member of various clearing organizations that clear derivative contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(19) Subsequent Events

The Company has evaluated all events subsequent to June 30, 2015, up until the date of financial statement issuance. The Company's management is executing a plan to close its Market Strategies activities by September 30, 2015, which managed the majority of the Company's proprietary positions.

Wedbush Securities Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities And Exchange Commission (Alternative Method) And Regulation 1.17 of The Commodity Futures Trading Commission
June 30, 2015

Schedule 1

Net capital		
Total shareholder's equity	$	253,045,000
Add - allowance for doubtful receivables		4,314,000
Total allowable capital		257,359,000
Deduct		
Non-allowable assets included in the statement of financial condition		
Receivables from affiliates		2,719,000
Income tax receivable		8,425,000
Notes receivable		6,966,000
Deferred tax assets		11,968,000
Other non-allowable assets		30,364,000
Non-allowable assets		60,442,000
Additional charges for customers and non-customers		27,195,000
Aged failed to deliver items		246,000
Other deductions and/or charges		6,771,000
Net capital before haircuts on securities		162,705,000
Deduct		
Haircuts on securities		
Stocks and options		12,387,000
Bonds		16,471,000
Certificates of deposit		825,000
Other securities		3,661,000
Net capital		129,361,000
Net capital requirement		26,327,000
Excess net capital	$	103,034,000
Percentage of net capital to aggregate debit items		15.35%

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, as of June 30, 2015, is not required as no material differences exist.

Wedbush Securities Inc.

Computation for Determination of Customer Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2015

Schedule 2

Credit balances		
Free credit balances and other credit balances in customers' securities accounts	$	2,386,770,000
Collateral value of customers' securities pledged at the Options Clearing Corporation		71,605,000
Monies payable against customers' securities loaned		110,293,000
Customers' securities failed to receive		9,787,000
Credit balances in firm accounts which are attributable to principal sales to customers		23,229,000
Market value of short securities and credits in all suspense accounts over 7 business days		158,000
Other		9,000
Total credit items		2,601,851,000
Debit balances		
Debit balances in customers' securities accounts		431,438,000
Securities borrowed to effectuate short sales by customers and to make delivery on customers' securities failed to deliver		332,260,000
Failed to deliver of customers' securities not older than 30 calendar days		11,170,000
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customers' accounts		68,053,000
Aggregate debit items		842,921,000
Less 3% of aggregate debit items required by Rule 15c3-3 when the alternative method is used		(25,288,000)
Total Rule 15c3-3 debits		817,633,000
Excess of total credits over total debits	**$**	**1,784,218,000**

Amount held on deposit in "reserve bank account," including value of qualified securities, at June 30, 2015	$	1,823,741,000
New amount in "reserve bank account," including value of qualified securities, after addition on July 02, 2015	$	1,804,404,000

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II as of June 30, 2015, is not required as no material differences exist.

Wedbush Securities Inc.
Formula for Determination of Customer of Proprietary Accounts of Broker Dealers (PAB) Reserve Requirements of Broker Dealers
June 30, 2015

Schedule 2a

Credit balances		
Free credit balances and other credit balances in PAB securities accounts	$	143,610,000
Monies borrowed collateralized by securities carried for the accounts of PAB		21,107,000
Monies payable against PAB securities loaned		14,549,000
PAB securities failed to receive		400,000
Credit balances in firm accounts attributable to PAB principal sales		181,000
Other		-
Total PAB credits		179,847,000
Debit balances		
Debit balances in PAB securities accounts (excluding partly secured and unsecured receivables and accounts doubtful of collection)		73,444,000
Securities borrowed to effectuate short sales by PAB and to make delivery on PAB securities failed to deliver		16,805,000
Failed to deliver of PAB securities not older than 30 calendar days		475,000
Total PAB debits		90,724,000
Excess of total credits over total debits	**$**	**89,123,000**

Amount held on deposit in "reserve bank account," including value of qualified securities, at June 30, 2015	$	86,000,000
New amount in "reserve bank account," including value of qualified securities, after addition on July 02, 2015	$	93,000,000

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II as of June 30, 2015, is not required as no material differences exist.

Wedbush Securities Inc.

Information Relating to the Possession or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2015

Schedule 3

State the market valuation and the number of items of:			
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$	2,179,000 (A)
	Number of items		27 (A)
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	$	-
	Number of items		-

(A) On 7/15/2015, three of these items had been subsequently reduced to the Company's possession or control.

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II as of June 30, 2015, is not required as no material differences exist.

Wedbush Securities Inc.
Statement of Segregated Requirements and Funds in Segregation
For Customers Trading U.S Commodity Exchanges
June 30, 2015

Schedule 4

Segregation requirement		
Net ledger balance		
Cash	$	660,729,000
Securities (at market)		33,061,000
Net unrealized profit (loss) in open futures contracts traded on a contract market		(25,166,000)
Exchange traded options		
Market value of open option contracts purchased on a contract market		223,787,000
Market value of open option contracts granted (sold) on a contract market		(212,276,000)
Net equity		680,135,000
Accounts liquidating to a deficit and accounts with debit balances with no open trades		2,666,000
Amount required to be segregated		682,801,000
Funds in segregated accounts		
Deposited in segregated funds bank accounts		
Cash		211,700,000
Securities representing investments of customers' funds (at market)		34,000,000
Securities held for particular customers or option customers in lieu of cash (at market)		1,278,000
Margins on deposit with derivatives clearing organizations of contract markets		
Cash		157,890,000
Securities representing investments of customers' funds (at market)		276,585,000
Securities held for particular customers or option customers in lieu of cash (at market)		29,356,000
Net settlement due to clearing organizations of contract markets		(19,159,000)
Exchange traded options		
Value of open long option contracts		223,787,000
Value of open short option contracts		(212,277,000)
Segregated funds on hand		2,427,000
Total amount in segregation		705,587,000
Excess funds in segregation	**$**	**22,786,000**
Management target amount for excess funds in segregation		17,750,000
Excess funds in segregation over management target amount	$	5,036,000

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II as of June 30, 2015, is not required as no material differences exist.

Wedbush Securities Inc.

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7

June 30, 2015

Schedule 4a

Foreign futures and foreign options secured amounts		
Amount required to be set aside in separate Section 30.7 accounts:		
Funds on deposit in separate Section 30.7 accounts		
Cash in banks	$	18,809,000
Net unrealized profit (loss) in open futures contracts traded on a foreign board of trade		5,741,000
Net equity		24,550,000
Accounts liquidating to a deficit and accounts with debit balances - gross amount		19,000
Amount required to be set aside as the secured amount - Net Liquidating Equity Method		24,569,000
Greater of amount required to be set aside pursuant to foreign jurisdiction	$	24,569,000
Funds deposited in separate regulation 30.7 Accounts		
Cash in banks	$	7,452,000
Securities in safekeeping with banks		-
Equities with registered futures commission merchants		
Cash		5,410,000
Unrealized gain (loss) on open futures contracts		176,000
Amounts held by clearing organizations of foreign boards of trade		
Cash		14,998,000
Amount due to (from) clearing organization - daily variation		(800,000)
Amounts held by members of foreign boards of trade		
Cash		1,859,000
Unrealized gain (loss) on open futures contracts		37,000
Total funds in separate section 30.7 accounts		29,132,000
Excess (deficiency) set aside for secured amount	**$**	**4,563,000**
Management target amount for excess funds in separate section 30.7 accounts		1,000,000
Excess (deficiency) funds in separate section 30.7 accounts over (under) management target amount	**$**	**3,563,000**

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II as of June 30, 2015, is not required as no material differences exist.

McGladrey

Report of Independent Registered Public Accounting Firm on Internal Control

To the Board of Directors
Wedbush Securities Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of Wedbush Securities Inc. (the Company), as of and for the year ended June 30, 2015, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Chicago, Illinois
September 17, 2015